Exhibit 99.01
Rio Tinto requests deadline for BHP Billiton bid
11 December 2007
Rio Tinto confirms that it has applied to the UK Takeover Panel Executive for a ruling under Rule 2.4(b) of the UK Takeover Code in relation to the proposal by BHP Billiton to acquire Rio Tinto, as announced by Rio Tinto on 8 November 2007. Such a ruling, if made, would set a deadline by which BHP Billiton must, unless the Takeover Panel Executive consents otherwise, either announce a firm intention to make an offer for Rio Tinto plc under Rule 2.5 of the UK Takeover Code or announce that it does not intend to make an offer for Rio Tinto plc. If BHP Billiton announces that it does not intend to make an offer for Rio Tinto plc, BHP Billiton and any person acting in concert with it will, except with the consent of the Takeover Panel Executive, be bound by the restrictions contained in Rule 2.8 of the Takeover Code for six months from the date of such announcement.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
This Announcement
This announcement is being made without the agreement or approval of BHP Billiton. A further announcement will be made as and when appropriate. There can be no certainty that any offer will be made nor as to the terms on which any offer may be made.
Dealing Disclosure requirements
Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, “interested” (directly or indirectly) in 1% or more of any class of “relevant securities” of any of Rio Tinto plc, Rio Tinto Limited, BHP Billiton Plc or BHP Billiton Limited, all “dealings” in any “relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction.

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The relevant disclosure must also include details of all “interests” or “dealings” in any class of “relevant securities” of the other company which is part of its DLC structure. Therefore, if, for example, a disclosure is being made in respect of a dealing in securities of Rio Tinto plc, an accompanying disclosure must also be made of interests or short positions held in securities of Rio Tinto Limited, even if the person’s interest or short position is less than 1% of the relevant class. The same approach should be adopted in respect of securities of BHP Billiton Plc and BHP Billiton Limited. Therefore, each disclosure should consist of two Rule 8.3 disclosure forms, one for the plc arm of the DLC structure and one for the Limited arm of the DLC structure, released as one announcement.
This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of any of Rio Tinto plc, Rio Tinto Limited, BHP Billiton Plc or BHP Billiton Limited they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all “dealings” in “relevant securities” of either Rio Tinto or BHP Billiton by Rio Tinto or BHP Billiton, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website.
If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, you should consult the Panel.

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For further information, please contact:

Media Relations, London	Media Relations, Australia
Christina Mills	Ian Head
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Nick Cobban	Amanda Buckley
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Media Relations, US
Nancy Ives
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Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
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David Ovington	Investor Relations, North America
Office: +44 (0) 20 7753 2326	Jason Combes
Mobile: +44 (0) 7920 010 978	Office: +1 (0) 801 685 4535 Mobile: +1 (0) 801 558 2645
Email: questions@riotinto.com

Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk